SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 0-11258

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:     June 30, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K	☐ Transition Report on Form N-CSR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:     WorldCom, Inc. d/b/a/ MCI

Former name if applicable:     Not Applicable

Address of principal executive office:     22001 Loudon County Parkway

City, state and zip code:     Ashburn, Virginia 20147

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)    ☐

a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

c.	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 26, 2002, WorldCom, Inc. (the “Company” or “WorldCom”) announced that as a result of an internal audit of WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles and that WorldCom would therefore restate its financial statements for 2001 and the first quarter of 2002. The Company promptly notified its recently engaged external auditors, KPMG LLP (“KPMG”), and has engaged KPMG to undertake a comprehensive audit of the Company’s financial statements for 2000, 2001 and 2002. The

Company also notified Arthur Andersen LLP (“Andersen”), which audited the Company’s financial statements for 2001 and reviewed such statements for first quarter 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised WorldCom that in light of the inappropriate transfers of line costs, Andersen’s audit report on the Company’s financial statements for 2001 and Andersen’s review of the Company’s financial statements for the first quarter of 2002 could not be relied upon.

As reported in its Current Report on Form 8-K filed on August 9, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001 and the first quarter of 2002. As a result, WorldCom intends to restate its financial statements for 2000, 2001 and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

As reported in its Current Report on Form 8-K filed on March 14, 2003, WorldCom announced it had completed a preliminary review of its goodwill and other intangible assets and property and equipment (“PP&E”) accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on the Company’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on the Company’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to their estimated value of approximately $10 billion as of December 31, 2002.

A Special Committee of WorldCom’s Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. The Special Committee’s report was released publicly on June 9, 2003. WorldCom’s accounting practices also are under investigation by the U.S. Attorney’s Office for the Southern District of New York and the Examiner appointed by the Bankruptcy Court, Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner’s preliminary observations. As reported in its Current Report on Form 8-K filed on November 27, 2002, on November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in a civil lawsuit by the SEC regarding the Company’s past public financial reports. The injunction imposes certain ongoing obligations on the Company and permits the SEC to seek a civil penalty in the future. On June 11, 2003, WorldCom consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

As reported in its Current Report on Form 8-K filed on May 20, 2003, on May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, WorldCom would satisfy the SEC’s civil penalty claim by payment of $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection. As reported in its Current Report on Form 8-K filed on July 7, 2003, on July 2 and 3, 2003, WorldCom filed documents in the U.S. District Court for the Southern District of New York modifying the proposed settlement. Pursuant to the revised proposed settlement, WorldCom will satisfy the SEC’s civil penalty claim by payment of $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. As reported in WorldCom’s Current Report on Form 8-K filed on July 8, 2003, on July 7, 2003, the U.S. District Court issued an order approving the proposed settlement. As reported in WorldCom’s Current Report on Form 8-K filed on August 11, 2003, on August 6, 2003, the Bankruptcy Court issued an order approving the proposed settlement. The settlement provides that the funds paid and common stock transferred by WorldCom in satisfaction of the SEC’s penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002. The SEC has proposed a plan for distribution of the funds, which is subject to court approval.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. KPMG has identified a substantial number of material weaknesses in the Company’s internal controls. Although the Company has begun work to address these deficiencies, a significant amount of work remains to be done. These material weaknesses, together with other as-yet unidentified issues affecting the Company’s internal controls, could have a material impact on the accuracy of the Company’s financial records and reports. Investors and creditors should be aware that additional amounts of improperly reported pre-tax earnings may be discovered and announced. Until the Company has completed its final review and KPMG is able to complete an audit of 2000, 2001 and 2002, the total impact on previously reported financial statements cannot be known. The Company intends to announce changes to previously reported financial statements once its review is complete.

As reported in its Current Report on Form 8-K, filed on July 22, 2002, the Company and certain of its direct and indirect U.S. subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (Case No. 02-13533). By order dated July 22, 2002, the debtors’ Chapter 11 cases have been consolidated for procedural purposes only and are being jointly administered. As reported in its Current Report on Form 8-K filed on November 12, 2002, the Company filed additional bankruptcy petitions for 43 of its subsidiaries, most of which were effectively inactive and none of which had significant debt. The debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. Accordingly, pursuant to section 362 of the Bankruptcy Code, most of the litigation against the Company has been stayed. As reported in its Current Report on Form 8-K filed on April 15, 2003, the Company and certain of its direct and indirect subsidiaries filed their joint plan of reorganization and related disclosure statement with the U.S. Bankruptcy Court for the Southern District of New York. As reported in its Current Report on Form 8-K filed on July 14, 2003, the Company filed a supplement to its disclosure statement on July 3, 2003 and certain revised exhibits thereto on July 7, 2003. As reported in its Current Report on Form 8-K filed on August 11, 2003, the Company filed a second supplement to its disclosure statement that was approved on August 6, 2003.

Based upon the foregoing, the Company is unable to complete its Form 10-Q for the quarter ended June 30, 2003 within the prescribed time period without unreasonable expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anastasia Kelly	(703) 886-5977
(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended September 30, 2002.

Annual Report on Form 10-K of WorldCom, Inc. for the year ended December 31, 2002.

Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended March 31, 2002.

Annual Report on Form 11-K of WorldCom, Inc. 401(k) Salary Savings Plan for the year ended December 31, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is focusing significant time and effort on restating its financial statements and assisting KPMG in its audit of the Company’s financial statements for 2000, 2001 and 2002 and has stated its intention to announce changes to previously reported financial statements once its restatement is complete.

As discussed above, WorldCom announced it had completed a preliminary review of its goodwill and other intangible assets and PP&E accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on the Company’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on the Company’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to a value of approximately $10 billion as of December 31, 2002.

However, until the Company’s review of its previously reported asset values is complete, it cannot determine with certainty the amount of its ultimate write-offs.

Accordingly, the Company has not completed its review of quarterly results for the periods ended June 30, 2003 and 2002 and is unable at this time to quantify and discuss any significant changes of operations from the period ended June 30, 2002 to the period ended June 30, 2003.

WorldCom, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2003	By:	/s/ ANASTASIA KELLY
Name: Anastasia Kelly Title: ExecutiveVice President and General Counsel

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